Exhibit 99.2

[GoldenTree Letterhead]

May 19, 2008

VIA ELECTRONIC AND OVERNIGHT MAIL

To the Board of Directors of Care Investment Trust Inc.:

c/o Torey Riso

Secretary and Chief Compliance Officer

Care Investment Trust Inc.

505 Fifth Avenue

9th Floor

New York, NY 10017

GoldenTree Asset Management LP currently holds 28.32% of Care Investment Trust Inc.’s outstanding common stock. This represents the second largest shareholder position in Care. We are writing you to express our concern regarding the current strategic direction of Care and what we believe is management’s unwillingness to acknowledge that their strategic plan cannot maximize shareholder value. We firmly believe that the best path to maximizing value for all shareholders is for Care promptly to engage an investment banking firm to sell the company.

GoldenTree historically has not been an activist investor. The fact that we now feel compelled to reconsider the passive nature of our investment and actively seek a change in strategy underscores the strength of our views about the right strategy for the company and our sense that the company must act now.

By any measure, Care’s performance since its IPO in June 2007 has been disappointing. The company’s initial business plan depended on the availability of debt to finance a portfolio of mortgage loans. With the turmoil in the credit markets, Care has been unable to obtain the leverage it requires to implement this plan. When Credit Suisse’s research analyst initiated coverage of the company in August 2007, he forecast dividends of $1.15 per share in 2008 and $1.45 per share in 2009 and that the company would maintain a debt to equity ratio of 3:1. In his most recent report, the same Credit Suisse analyst estimated the 2008 dividends to be only $.65 per share, a 43% decline from his initial estimate, and the 2009 dividends to be only $.95 per share, a 35% decline. At March 31, 2008, Care’s ratio of debt to equity was merely 0.2:1. The anticipated Adjusted Funds From Operations (AFFO) represent a return on Care equity of 5% for 2008 and 7% for 2009. In contrast, we believe that healthcare and mortgage REITs are expected to have returns on equity of 15% and 17% on average, respectively, for these periods.

Not surprisingly given this performance, Care’s stock price was languishing at $11.43 per share on May 16, 2008. Clearly, the current stock price is significantly below both the $15 IPO price and the approximate $13.80 book value per share as of March 31, 2008.

Another unfortunate consequence of the failure to implement management’s business plan is that the management fee Care pays to CIT Healthcare LLC has been a huge burden on the company and its shareholders. While a management fee of 1.75% of book equity (plus 25% of FFO if ROE exceeds certain targets) would be reasonable assuming that the company had available leverage and performed according to plan, with the fee being spread over a substantially larger base of assets, this fee is very expensive when measured against the company’s actual and anticipated performance and its resulting small asset base.

Management has responded to the company’s inability to obtain leverage by changing Care’s strategy from investing primarily in mortgage loans on healthcare facilities to taking equity positions in those facilities. After listening to management on the company’s May 15, 2008 earnings call discuss Care’s prospects, we have become even more convinced that the new strategy carries significant execution risk, will take a long time to implement, requires a degree of leverage for the business that is not available and will not produce the ROE that was expected when Care went public. Management reported on the earnings call that Care had only $8 million of free cash and no formal commitments for additional debt capacity. The market’s view of management’s strategy is reflected in the deep discount at which the stock trades to Care’s book value. In contrast to the management strategy that promises limited upside at best, we believe that a sale of the company provides the surest opportunity to maximize value for all shareholders. Care’s portfolio of investments should be attractive to other healthcare REITs. Accordingly, we urge you to retain an investment banking firm as soon as practicable to seek a buyer for Care.

We are available to meet with you at your convenience to discuss Care and the appropriate strategy.

Very truly yours,

/s/ Steven A. Tananbaum